November 23, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:         Jennifer Thompson, Accounting Branch Chief

Re:	Mojo Ventures, Inc.
September 28, 2011
Form 10-K for the fiscal year ended September 30, 2010
Filed December 27, 2010
Form 8-K filed May 18, 2011
Form 10-Q for the fiscal quarter ended June 30, 2011
Filed August 15, 2011 as amended
File No. 333-148190
Dear Ms. Thompson:

On behalf of our client, Mojo Ventures, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comments in your letter to Mr. Peter Scalise III, former Chief Executive Officer of the Company, dated September 28, 2011.

Form 8-K filed May 18, 2011

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.
We note your statement that the merger with Specialty Beverage and Supplement, Inc. ("SBSI") is being accounted for as a reverse acquisition and recapitalization. Please explain to us in more detail why you believe this to be the appropriate accounting treatment for this transaction. Please address the following points in your response:

•	How you determined that SBSI is the accounting acquirer in this transaction and, in doing so, provide us with your detailed analysis under ASC 805-10-55-12;

•	How you considered that the shareholders of SBSI did not receive a majority of the equity interests in the combined entity;

•	How you accounted for the equity interests issued to prior debt holders of SBSI; and

•	Any other factors considered.

Company Response:

The Company based the treatment of its merger with SBSI as a reverse acquisition and recapitalization on paragraphs 10 to 15 of FASB ASC 805-10-55.  FASB ASC 805-10-55-11 states, in relevant part:

“In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

In the Company’s case, the reporting issuer (the Company) had minimal cash ($327), no other current assets, minimal total assets ($372) and limited operations, whereas SBSI had a substantial amount of cash ($515,924), current assets ($524,242) and total assets ($916,093).  Therefore, the Company took the position that SBSI, under this test, was the acquirer.

Under 805-12-55-12, the Company reviewed the transaction based on the following guidance:

“In a business combination effected primarily by exchanging equity interest, the acquirer usually is the entity that issues its equity interest.   However, in some business combinations, commonly called reverse acquisition, the issuing entity is the acquiree…. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests.

Based on this language, the Company took into consideration the following facts:

•
The former majority shareholder of the Company, Ms. Ivona Janieszewski, resigned as President, Secretary, Chief Executive Officer and Chief Financial Officer of the Company and the sole director of the Company.  Upon the closing of the merger with SBSI, Peter Scalise III, Chairman and Chief Executive Officer of SBSI, was appointed Chief Executive Officer and Chairman of the Company, Scott Ferrari, President of SBSI, was appointed President and Chief Operating Officer of the Company and Neil Rosenberg, Secretary, treasurer and a director of SBSI, was appointed Secretary, Treasurer and a director of the Company.  The Company concluded that, as a result of these changes, the management of SBSI gained effective control over both entities.

•
SBSI promissory note holders had the right to convert their notes into equity in SBSI at the time of the merger. The Company determined that, as a result of this conversion feature, immediately following the closing of the merger, shareholders of SBSI effectively held a total of 27,014,976 shares of Company common stock.   This amount of stock constituted fifty-one percent (51%) of the voting shares of the Company immediately following the closing of the merger.  Furthermore, the shareholders who held 15,666,667 shares of Company common stock following the merger, or thirty and eleven one-hundredths percent (30.11%) of outstanding common stock of the Company following the merger, had, immediately following the merger, sole responsibility for the control and operations of the Company, as its executive officers and directors.

Description of Business, page 3

Business Strategy, page 5

2.	Please expand your discussion to disclose when you expect to sell your products and generate revenues. If the expected timing is unknown at this time, please state this.

Company Response:

As indicated in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2011, the Company completed a corporate restructuring on October 27, 2011, to focus its activities on the continued development of its Dispensing Cap Technology, the Pinch zero-calorie natural and organic sweetener product to which it currently owns trademark rights, and other marketing and branding opportunities.

To accomplish this restructuring, the Company entered into a split-off agreement dated October 27, 2011 by and among the Company, its newly organized wholly owned subsidiary Mojo Organics, Inc., a Delaware corporation (“Mojo Organics”), SBSI Acquisition Corp., a Nevada corporation and the surviving subsidiary following the completion of the Company’s reverse merger with SBSI, and certain persons most, if not all, of whom were former stockholders of SBSI (the “Buyers”).   The Company closed the Split-Off on October 27, 2011.

In the Split-Off, the Company assigned and transferred to the Buyers all of the issued and outstanding shares of capital stock of SBSI Acquisition Corp. in exchange for the surrender by the Buyers to the Company for cancellation an aggregate to 24,192,747 shares (the “Shares”) of the Company’s common stock, which constituted approximately 39.8% of the issued and outstanding shares of the Company’s common stock prior to the Split-Off.  20,966,496 of such Shares were delivered to the Company on October 27, 2011 (the “Closing Date”), and the balance are to be delivered within 30 days after the Closing Date.

In the Split-Off, SBSI Acquisition Corp. assigned the Dispensing Cap Technology (including all related intellectual property (patent pending and trademarks)) and the Pinch assets (primarily trademarks) to Mojo Organics and retained all of its other assets and all liabilities, including its (and the Company’s former) principal office and distribution facilities in Holbrook, New York, as well as the Company’s other subsidiary, Graphic Gorilla LLC.

Prior to the closing of the Split-Off, the Company’s Board of Directors appointed Glenn Simpson as a director and its Chief Executive Officer, effective as of the closing of the Split-Off.  At the closing of the Split-Off, Peter Scalise III, Scott Ferrari, Neil Rosenberg, Duncan Weir and Richard Hall, all of whom were among the Buyers that repurchased SBSI Acquisition Corp., resigned as members of the Company’s Board of Directors, and Mr. Scalise resigned as the Company’s Chief Executive Officer, Mr. Ferrari resigned as the Company’s President and Mr. Rosenberg resigned as the Company’s Secretary and Treasurer.

The Company expects that, following the completion of the Split-Off, it will focus its efforts on an evaluation of certain business opportunities that may become available to it and the status of its existing product development with a view towards planning its next phase of business.  At this time, the Company does not know, and cannot estimate, how long it will take and the time period in which it expects to be able to sell products and generate revenues.

3.
We note in the third paragraph on page 5 that you terminated production and distribution of your JOJO energy product line in 2010; however, at the bottom of page 5 you indicate that JOJO energy is a product in development. Please explain this discrepancy.

Company Response:

As indicated in the third paragraph on page 5, in 2010 SBSI terminated production and distribution of its JOJO energy products.  It did this to focus its efforts on the development of its Dispensing Cap Technology, with the intention to return to the JOJO energy product line to further develop that product line once the DCT development was completed.

As part of the Split-Off, all assets and liabilities relating to the JOJO energy product line were retained by SBSI Acquisition Corp. and are no longer property of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

4.
Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. For example, you should explain why operating expenses increased or decreased. You should also explain why you stopped sales of your JOJO energy drink in 2010.

Company Response:

Because the JOJO energy drink product line no longer belongs to the Company as a result of the Split-Off, the Company believes that its stockholders would not benefit in any material way from any further discussion of the JOJO product in the results of operation discussion for the periods prior to the Split-Off.  The Company therefore requests that the Commission withdraw the request set forth in this item of its letter.

5.
You state on page 13 and in several risk factors that you are in "development stage." Either clarity what you mean by development stage or refrain from describing yourself as development stage as investors may assume that you are a development stage entity as defined by ASC 915.

Company Response:

The Company will refrain from referring to itself as being in the “development stage.”

6.
We note that you have no assets as of December 31, 2009. Please discuss how and why you have no assets as of December 31, 2009 and whether you had assets as of the beginning of 2009 and during 2009. Please also tell us how you were able to generate $774,690 of revenues during 2009 in light of your zero asset balance at year end. Please ensure you discuss any significant transactions or changes in your business during 2009.

Company Response:

The Company generated gross revenues of $945,458 during 2009, $512,433 of which was attributable to the sale of distributor routes for its JOJO energy product line and $433,025 of which was attributable to the sale of the JOJO energy drink itself. The distributor routes were operated by third party, independent distributors who owned their own delivery vehicles.  The Company did not own any delivery vehicles.  Also, production of the JOJO energy drink was outsourced to a third party manufacturer.  Not being an asset intensive company and as a result of its third party outsourcing and distributor relationships, the Company did not need any assets on its balance sheet for 2009 to generate its reported revenues.

Liquidity and Capital Resources, page 14

7.
We note that your auditors' report contains a going concern modification. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's viable plans to overcome this uncertainty. Your current statements that you expect significant capital expenditures during the next 12 months and there can be no assurance that financing will be available are overly generic. Your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Please revise accordingly.

Company Response:

As a result of the Split-Off, the Company has significantly reduced its current operating costs.  Following the Split-Off and the related changes in management, the Company is currently evaluating its business opportunities and cash requirements to exploit those business opportunities.   At present, the Company does not have any major requirements for cash and believes it can meet those requirements through loans from existing shareholders or other private investors.  Going forward, the Company will update and revise its Liquidity and Capital Resources disclosure in its periodic reports as it develops its business plan and defines its need for capital.

Because any further, more detailed discussion in the Liquidity and Capital Resources section of the Form 8-K would no longer be relevant following the Split-Off, the Company believes that its stockholders would not benefit in any material respect from any revision to this historical discussion.  The Company therefore requests that the Commission withdraw the request set forth in this item of its letter.  Going forward, the Company will be as specific and detailed in its liquidity and MD&A discussions in its periodic reports as called for by its stage of business development and related operational plans.

8.
To the extent that you have material commitments for capital expenditures as of the end of the period, please describe those commitments and disclose the anticipated source of funds needed to fulfill such commitments.

Company Response:

The Company had no material commitments for capital expenditures as of the end of the quarter ended March 31, 2010.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page F-1

9.
We note that the last paragraph in your auditors' report indicates that management's plans concerning continuing as a going concern are described in Note 3. However, it appears that management's plans are actually described in Note 2. Please revise to reference the correct footnote.

Company Response:

The Company’s auditor’s report has been revised to reflect reference to Note 2 rather than Note 3.  This revised report will be filed with the Commission by amendment.

Balance Sheets, page F-2

10.
We note on page 20 that all your related party debt was issued on December 31, 2010 or January 1, 2010; therefore, it is unclear as to why you present an outstanding balance as of December 31, 2009. Please explain this discrepancy and revise your financial statements accordingly.

Company Response:

Related party debt in the amount of $1,100,000 indicated on page 20 as having been issued on January 1, 2010 was actually issued on December 31, 2009. The financial statements for the year ended December 31, 2009 have been revised to correctly reflect this amount of outstanding related party debt. The revised financial statements will be filed with the Commission by amendment to the Form 8-K filed May 18, 2011.

Statements of Operations, page F-3

11.
We note that you have disclosed diluted loss per share and that the weighted average number of common shares outstanding for diluted loss per share is greater than that for basic loss per share. However, we do not see any disclosure in your footnotes about your dilutive potential common shares. Please revise your disclosures to comply with ASC 260-10-50-1.

Company Response:

The Company has revised the disclosure of diluted loss per share and changed the diluted number of common shares outstanding to equal the basic number of common shares outstanding due to the anti-dilution effect on loss per share. The Company based its revised disclosure on ASC item 260-10-45-19.  Revised financial statements to reflect this correction will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Statement of Stockholders' Equity (Deficit), page F-4

12.
We note several transactions in your statement of stockholders' equity that are described as issuance of common stock for services. Please provide more detail as to these issuances of common stock, including:

•	If the services were performed by employees or non-employees; and

•	Disclosures required by the applicable ASC section, such as ASC 505-50-50 or ASC 718-10-50 for common stock issued for services.

Company Response:

Set forth below is a new Note 7 to the Company’s financial statements for the years ended December 31, 2010 and 2009, which more clearly explains the stock for services transactions.  This new note will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

NOTE 7 – STOCK BASED COMPENSATION

Stock-based compensation expense for all stock-based award programs, including grants of stock options and warrants, is recorded in accordance with "Compensation—Stock Compensation", Topic 718 of the FASB ASC. Stock-based compensation expense, which is calculated net of estimated forfeitures, is computed using the grant date fair-value method on a straight-line basis over the requisite service period for all stock awards that vest during the period. The grant date fair value for stock options is calculated using the Black-Scholes option valuation model. Determining the fair value of options at the grant date requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, the associated volatility and the expected dividends. Stock-based compensation expense is reported under general and administrative expenses on the accompanying statements of operations.

In 2009 and 2010 the Company issued common shares to its senior management in connection with services provided to run the day to day operation of the company.

In May 2011, the Company adopted the 2011 Incentive Plan (the “2011 Plan”). The 2011 Plan is a shareholder approved plan that provides for broad-based equity grants to employees, officers, directors, consultants, agents, advisors and independent contractors of the Company.  The 2011 Plan allows for the granting of awards including options, stock appreciation rights, stock awards, restricted stock, performance based awards, cash-based awards or other incentive payable in cash or in shares of common stock.

13.
Please explain how the conversion of founders' preferred stock to common stock results in a net increase to stockholders' equity of $25,000, which also appears to be recorded as an expense for stock issued for services.

Company Response:

The Company has revised the statement of stockholders equity to separate between the conversion of preferred stock and shares issued for services.  A new line item has been added to reflect the stock issued for services in 2010.  This change will be reflected in the revised financial statements that will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Note 1. Summary of Significant Accounting Policies, page F-6

Property and Equipment and Depreciation, page F -7

14.      Please revise your disclosures to comply with ASC 360-10-50-1.

Company Response:

Property and Equipment and Depreciation disclosure has been revised as indicated below.  This change will be reflected in the revised financial statements that will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Property and Equipment and Depreciation

Property and equipment are stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets.  Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.  When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.  Property and equipment as of December 31, 2010 consist of the following:

Molds	$52,000
Furniture and fixtures	12,736
Leasehold improvements	102,937
167,673
Less: Accumulated depreciation	3,981
Net property and equipment	$163,692

Revenue Recognition, page F -9

15.
We note that you recognize sales revenue upon shipment of good to customers. Please tell us your customary shipping terms and your justification for recognizing revenue upon shipment as opposed to delivery.

Company Response:

Because the Company did not have any product sales after the discontinuation of its JOJO product line and, following the Split-off, the Company does not have any products that are being sold or will be sold in the foreseeable future, the Company believes that its shareholders would not benefit in any material way from any further detailed discussion of sales revenue recognition policies. For these reasons, the Company requests that the Commission withdraw the request set forth in this item of its letter.

Note 4. Related Party Note Payable, page F-11

16.	It appears that you have reversed the dates when disclosing the outstanding balance of your related party note payable at each year end. Please revise.

Company Response:

The Company has corrected Note 4 and the revised note will be filed with the Commission as part of the revised financial statements to be filed by amendment to the Company’s Form 8-K filed May 18, 2011.

Note 5. Notes Payable, page F-11

17.
We note your disclosure of the types of debt included in your line item Notes Payable. Please revise this footnote to also show the balance as of December 31, 2009. Please also revise to include the basis of conversion for your convertible bonds and convertible debentures. See Rule 5-02 (22) of Regulation S-X.

Company Response:

The Company has revised Note 5 to comply with your above indicated requirements.  The revised note will be filed with the Commission as part of the revised financial statements to be filed by amendment to the Company’s Form 8-K filed May 18, 2011.  We point out, on behalf of the Company, that all outstanding SBSI notes payable remained as liabilities of SBSI Acquisition Corp., and not liabilities of the Company, following the closing of the Split-Off.

18.
We additionally note that several of these bonds, notes, and loans appear to be past due as of December 31, 2010. Please revise to include whether these debts are past due and any possible consequences of such fact.

Company Response:

The Company has revised Note 5 to discuss past due notes.  This revised note will be filed with the Commission as part of the revised financial statements to be filed by amendment to the Company’s Form 8-K filed May 18, 2011.  We note that all outstanding SBSI notes payable remained as liabilities of SBSI Acquisition Corp., and not liabilities of the Company, following the closing of the Split-Off.

Exhibit 99.2

19.
Please tell us how you presented the transfer of Mojo Shopping, LLC in your pro forma financial statements. If the balances of Mojo Shopping, LLC are included in the column labeled Mojo Shopping, Inc., tell us why you believe it is appropriate to include balances related to Mojo Shopping, LLC when you transferred all ownership interests to your former Chief Executive Officer. Given that the transfer of Mojo Shopping, LLC was consummated simultaneously with the merger, we would not object if you presented a separate column showing the transfer of Mojo Shopping, LLC, with a revised total column for Mojo Shopping Inc. without Mojo Shopping, LLC. We would then expect that the revised total column of Mojo Shopping, Inc. would be combined with SBSI.

Company Response:

The Company has revised its unaudited pro form financial statements to include only balances relating to MOJO Ventures Inc. and not to Mojo Shopping, LLC.  The revised pro forma financial statements will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 1

20.
Please explain to us why you believe it is appropriate to provide pro forma balance sheets as of December 31, 2010 and as of March 31, 2011. Pro forma presentation should be based on the latest balance sheet included in the filing. Refer to Rule 11-02(c) of Regulation S-X.

Company Response:

The Company has revised the unaudited pro form financial statements to provide a balance sheet as of September 30, 2010, in accordance with rule 11-02(c) of Regulation S-X.  The revised pro forma balance sheet will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

21.	Please explain to us how you considered reflecting the effects of the conversion of convertible bonds of SBSI into common stock of Mojo Ventures, Inc.

Company Response:

The Company did not include the effects of conversion of the convertible bonds of SBSI into common stock of Mojo Ventures, Inc. The conversion was treated as a separate transaction which took place following the closing of the merger and was not component of the merger.

Unaudited Condensed Combined Pro Forma Statements of Stockholders' Equity, page 3

22.
Please explain to us in more detail how you accounted for the reverse recapitalization of SBSI. We believe the most appropriate way to reflect a recapitalization is to retroactively restate the equity of SBSI prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the common stock received by SBSI in the merger. We believe that the shares of common stock held by Mojo Ventures, Inc. immediately prior to the merger, net of the shares canceled by your former CEO, should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former Mojo Ventures shareholders as part of the May 13, 2011 recapitalization," presented as though this were an issuance of stock on May 13, 2011. Please note that SBSI' s common stock account and Mojo Ventures' accumulated deficit should be eliminated at the time of the merger through additional paid in capital, and the equity accounts of the post-merger entity should be retroactively restated for this elimination. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and ASC 260-10-55-12. Please ensure that your statement of shareholders' equity is consistent with the guidance above, or explain to us your basis in GAAP for any alternative presentation.

Company Response:

The Company accounted for the merger as a reverse acquisition and recapitalization of SBSI. The Company eliminated the assets and liabilities of Mojo Ventures Inc. not assumed in the merger pursuant to the terms of the stock purchase agreement. The Company also eliminated the accumulated deficit of Mojo Ventures Inc. as of the date of the merger and recorded the eliminations in paid in capital.

The Company agrees with the Commission’s comment and has revised the presentation of Combined Pro Forma Statements of Stockholders’ Equity to retroactively restate the equity of SBSI. The revised presentation will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Exhibit 99.3

Financial Statements, page F -1

23.	Please apply our comments on your annual financial statements, to the extent they are applicable, to your interim financial statements.

Company Response:

The Company has revised its interim financial statements to reflect the Commission’s comments on its annual financial statements.  The revised interim financial statements will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

24.
Please tell us why your notes payable to related parties as of March 31, 2011 are classified as long term liabilities given that they are due January 1, 2012. Also, the amounts disclosed in footnote 5 on page F-10 do not agree to your balance sheet. Please revise as necessary.

Company Response:

The Company has revised its March 31, 2011 financial statements to reclassify notes payable to related parties as short term liabilities.  The revised March 31, 2011 financial statements will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Exhibit 99.4

25.
Please apply our comments on your pro forma financial statements for the year ended December 31, 2010, to the extent they are applicable, to your pro forma financial statements as of and for the quarter ended March 31, 2011.

Company Response:

The Company has revised its pro forma financial statements included with March 31, 2011 filing to reflect the Commission’s comments. The revised March 31, 2011 financial statements will be filed with the Commission by amendment to the Company’s Form 8-K filed May 18, 2011.

Form 10-Q for the fiscal quarter ended June 30, 2011

26.	Please apply all of our comments, to the extent they are applicable, to your interim financial statements and other disclosures in this Form 1 0-Q.

Company Response:

The Company has revised its interim financial statements for the fiscal quarter ended June 30, 2011 to reflect the Commission’s comments. The revised June 30, 2011 financial statements will be filed with the Commission by amendment to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2011.

Financial Statements, page 4

27.
We note that your balance sheet as of December 31, 2010 reports balances of the combined entity as presented in your pro forma financial statements on Form 8-K filed May 18, 2011. We further note that it appears that you have presented combined results of operations for periods prior to the merger. Please tell us why your historical financial statements prior to the merger are of the combined entity rather than the historical financial statements of the accounting acquirer, SBSI. We advise you that the historical balance sheet should be that of the accounting acquirer with the only pre-merger change being reclassifications between equity accounts to reflect the post-merger capital structure. We further advise you that the results of operations through the date of the merger should be the historical results of operations of the accounting acquirer, and that operations of the accounting acquiree, Mojo Shopping, Inc., should be included as of the date of the merger. Please revise all your financial statements and amend your Form 10-Q accordingly.

Company Response:

The company has revised its financial statements to include the balance sheet as of December 31, 2010 of the accounting acquirer, SBSI.  These revised financial statements will be filed with the Commission by amendment to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2011

Notes to Consolidated Financial Statements, page 7

Note 7-Merger Related Costs, page 14

28.
We note that you have entered into an agreement with The Broadsmoore Group, LLC ("Broadsmoore") on June 7, 2011 to satisfy the outstanding monetary obligations owed by Broadsmoore under a letter of intent dated March 3, 2011. Please address the following:

•
Please tell us how you initially accounted for the $500,000 note and transaction expenses in which you were obligated to deliver to Broadmoore pursuant to the letter of intent. In doing so, tell us whether you expensed or capitalized the costs owed to Broadsmoore and why.

•	Tell us how you have accounted for the revised agreement in which you are now required to remit $400,000 in cash only.

Company Response:

The $500,000 the Company was obligated to pay Broadsmoore pursuant to the letter of intent dated March 3, 2011 was a fee for facilitating the Company’s merger with SBSI.  This amount became a liability of the Company only as of the closing of the merger and, by agreement dated June 7, 2011, was reduced to $400,000.  This amount was expensed as incurred, as a merger related cost. Broadsmoore agreed to receive 1,142,857 shares of the Company’s common stock instead of the $400,000 in cash.

Item 4. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

29.
If you continue to present the definition of disclosure controls and procedures, please ensure that you include the entire definition. In this regard, please also disclose that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Alternatively you may choose to omit the entire definition of disclosure controls and procedures. Refer to Exchange Act Rule 13a-15(e) and 15d-15(e).

Company Response:

The Company has amended Part I, Item 4, Controls and Procedures, to its Form 10-Q for the period ended September 30, 2011, which amendment No. 1 to the Form 10-Q was filed with the Commission on November 22, 2011, to include the full definition to the term “disclosure controls and procedures” as defined in the Commission’s rules. In the future, the Company will either include the full definition of this term in its controls and procedures disclosures or reference the full definition as set forth in the Commission’s rules.

If you have any questions or comments with respect to the responses that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Yong Kim, Staff Accountant
Lisa Sellars, Staff Accountant
Securities and Exchange Commission

Glenn Simpson, Chief Executive Officer